February 20, 2020

Snehal Patel
Chief Executive Officer
Greenwich LifeSciences, Inc.
2311 Spartan Trail
Sugar Land, TX 77479

       Re: Greenwich LifeSciences, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 28, 2020
           CIK No. 0001799788

Dear Mr. Patel:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Offering, page 5

2. Revise the listing of shares excluded to disclose the number of each preferred issue outstanding, the conversion price, and, the number of common shares to be received upon conversion based on the offering price range's midpoint.
 Snehal Patel
FirstName LastNameSnehal Patel
Greenwich LifeSciences, Inc.
Comapany NameGreenwich LifeSciences, Inc.
February 20, 2020
February 20, 2020 Page 2
Page 2
FirstName LastName
Risk Factors
Risks Related to the Development and Regulatory Approval of Our Product
Candidates
Clinical-stage biopharmaceutical companies with product candidates in clinical development face a wide range of challenging activities..., page 11

3. We note your disclosure here and elsewhere that you describe yourself as having "product candidates in clinical development," yet we also note your disclosure under on page 2 under Our Product Candidate that GP2 is your only identified product candidate. Please revise throughout your Prospectus to reconcile these disclosures. Risks Related to Our Manufacturing
We have limited to no manufacturing, sales, marketing or distribution capability and must rely upon third parties for such, page 19

4. Please revise to disclose the name of the manufacturer of the active pharmaceutical ingredient and drug product for your product candidate.
Risks Related to Our Intellectual Property
It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection..., page 23

5. We note your risk factor disclosure that your pending patent applications may not result in issued patents, however, it's not clear from your Prospectus that you actually have any patent applications pending. If you do, please expand your disclosure here and elsewhere as appropriate to specifically identify the products/procedures for which you have applied for patents. If not, please revise to clarify your disclosure.
Use of Proceeds, page 43

6. Please expand your disclosure to state the approximate amount of the net proceeds you intend to use for each identified purpose. Additionally, if you do not expect the net proceeds from this offering to be sufficient to cover all your intended purposes, indicate the order of priority of such purposes and state the amounts of such other funds needed for each such specified purpose and the sources thereof. In this regard, we note your disclosure under Liquidity and Capital Resources on page 49 that you will require additional capital to meet your long-term operating requirements. Refer to Item 504 of
         Regulation S-K for guidance.
Critical Accounting Policies, page 50

7. For any stock-based compensation awarded during 2019 and through the date of your most recent filing, please tell us the fair value used for the underlying common stock and your basis for this fair value. Please provide the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.
 Snehal Patel
FirstName LastNameSnehal Patel
Greenwich LifeSciences, Inc.
Comapany NameGreenwich LifeSciences, Inc.
February 20, 2020
Page 3
February 20, 2020 Page 3
FirstName LastName
Business
GP2 Clinical Data & Planned Phase III Trial, page 56

8. We note your disclosure in the first paragraph that there were no reported SAEs related to
         GP2 treatment in the Phase IIb and three Phase I clinical trials. Please disclose if there were reported SAEs in any of those trials related to treatments given in combination with
         GP2 and, if so, describe the nature of such SAEs.
GP2 Clinical Data & Planned Phase III Trial
Planned Phase III Trial, page 59

9. Please expand your disclosure of the planned Phase III trial to describe the material elements of the trial design and your anticipated timeline for completion of the trial.
Large Initial & Expandable Breast Cancer Market, page 59

10. Please revise your disclosure to provide estimates of the size of the populations, or markets, you describe. Please also clearly disclose the estimated potential size of the market based on the specific applications of GP2 for which you are seeking FDA approval.
Exclusive License, page 61

11. With respect to the exclusive license agreement you have with the Henry M. Jackson
         Foundation, please revise to address the following.
           Describe all material rights and obligations of the parties. Describe the termination rights of the parties under the agreement. Disclose the royalty rate or range.
           Disclose aggregate amounts paid to date under the agreement for milestone and royalty payments, respectively.
Corporate Strategy, page 62

12. Please expand your disclosure relating to your corporate strategy for advancing GP2 to discuss such strategy within the context of the existing period(s) for which GP2 maintains patent protection.
Intellectual Property Portfolio
HJF License, page 62

13. Please revise to disclose the terms of the patent protection for each of the two patent families for which patent applications have been filed.
Executive and Director Compensation
Summary Compensation Table, page 75

14. Please revise the footnotes to the table to disclose the number of shares and warrants Mr.
 Snehal Patel
Greenwich LifeSciences, Inc.
February 20, 2020
Page 4
      Patel received for compensation and incentives. Please make similar revisions to the footnotes to the Non-Employee Director Compensation table on page 76. Employment Agreements, page 76

15. We note that you intend to enter into employment agreements with your management as of the closing of this offering. To the extent that you know which management officials are likely to be covered by these agreements and what the material terms of such agreements are likely to be, please revise to disclose such information.
       You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.



                                                          Sincerely,
FirstName LastNameSnehal Patel
                                                          Division of
Corporation Finance
Comapany NameGreenwich LifeSciences, Inc.
                                                          Office of Life
Sciences
February 20, 2020 Page 4
cc:       Jeffrey J. Fessler, Esq.
FirstName LastName